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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                  ------------

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*




                          ATLANTIC DATA SERVICES, INC.
                                (Name of Issuer)



                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    048523104
                                 (CUSIP Number)


                                DECEMBER 31, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


         / /    Rule 13d-1(b)
         / /    Rule 13d-1(c)
         /X/    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.  048523104                    13G                         Page 2 of 7

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert W. Howe

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      a.       / /
      b.       / /

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States


                 5.    SOLE VOTING POWER

                       1,767,380
Number of
Shares           6.    SHARED VOTING POWER
Beneficially
Owned by               223,860
Each
Reporting        7.    SOLE DISPOSITIVE POWER
Person
With:                  1,767,380

                 8.    SHARED DISPOSITIVE POWER

                       223,860

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,991,240

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

      / /

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      15.38%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN


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CUSIP NO.  048523104                   13G                          Page 3 of 7

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      William H. Gallagher

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      a.       / /
      b.       / /

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States


                 5.    SOLE VOTING POWER

                       1,767,380
Number of
Shares           6.    SHARED VOTING POWER
Beneficially
Owned by               223,860
Each
Reporting        7.    SOLE DISPOSITIVE POWER
Person
With:                  1,767,380

                 8.    SHARED DISPOSITIVE POWER

                       223,860

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,991,240

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

      / /

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      15.38%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN


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ITEM 1(a).    NAME OF ISSUER:

              Atlantic Data Services, Inc.

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              One Batterymarch Park, Quincy, Massachusetts  02169

ITEM 2(a).    NAMES OF PERSONS FILING:

              Robert W. Howe ("Howe") and William H. Gallagher ("Gallagher"). The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              The address of the business office of Howe and Gallagher is One Batterymarch, Quincy, Massachusetts 02169.

ITEM 2(c).    CITIZENSHIP:

              Each of the Reporting Persons is a United States citizen.

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock, $.01 par value ("Common Stock")

ITEM 2(e).    CUSIP NO.:

              048523104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              (a)  [ ] Broker or Dealer registered under Section 15 of the
                       Securities Exchange Act of 1934 (the "Act").

              (b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

              (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the
                       Act.

              (d)  [ ] Investment Company registered under Section 8 of the
                       Investment Company Act of 1940.

              (e)  [ ] Investment Adviser in accordance with Section
                       240.13d-1(b)(1)(ii)(E).

              (f)  [ ] An employee benefit plan or endowment fund in
                       accordance with Section 240.13d-1(b)(1)(ii)(F).

              (g)  [ ] A Parent Holding Company, in accordance with Section
                       240.13d-1(b)(1)(ii)(G).



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              (h)  [ ] A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act.

              (i)  [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

              (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

              None.

ITEM 4.       OWNERSHIP

              (a) Amount Beneficially Owned: Howe is the record owner of 1,767,380 shares as of December 31, 1999 (the "Howe Shares"). Howe has shared voting and dispositive power with his spouse as the general partners of the Howe Family Limited Partnership, which is the record owner of 223,860 shares (the "Howe Family Limited Partnership Shares"). Howe is deemed to own beneficially the Howe Limited Partnership Shares and the Howe shares for a total of 1,991,240 shares.

                    Howe disclaims beneficial ownership of such shares of Common Stock except for the shares he holds of record.

                    Gallagher is the record owner of 1,767,380 shares as of December 31, 1999 (the "Gallagher Shares"). Gallagher has shared voting and dispositive power with his spouse as the general partners of the Gallagher Family Limited Partnership, which is the record owner of 223,860 shares (the "Gallagher Family Limited Partnership Shares"). Gallagher is deemed to own beneficially the Gallagher Limited Partnership Shares and the Gallagher shares for a total of 1,991,240 shares.

                    Gallagher disclaims beneficial ownership of such shares of Common Stock except for the shares he holds of record.

              (b) Percent of Class: Howe and Gallagher: 15.38% each. The foregoing percentages are calculated based on the 12,943,346 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Atlantic Data Services, Inc. for the quarter ended September 30, 1999, as adjusted pursuant to Rule 13d-13(d)(1).

              (c)   Number of shares as to which such person has:

                    (i)    sole power to vote or to direct the vote:
                           1,767,380 shares for Howe and 1,767,380 shares for Gallagher.

                    (ii) shared power to vote or to direct the vote: 223,860 sharers for Howe and 223,860 shares for Gallagher.

                    (iii) sole power to dispose or to direct the disposition of: 1,767,380 shares for Howe and 1,767,380 shares for Gallagher.

                    (iv) shared power to dispose or to direct the disposition: 223,860 shares for Howe and 223,860 shares for Gallagher.


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ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable. The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-1(b)(ii)(H).

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

ITEM 10.      CERTIFICATION.

              Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).


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                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      FEBRUARY 9, 2000
                                      -------------------------------
                                      Date


                                      /s/ ROBERT W. HOWE
                                      -------------------------------
                                      Robert W. Howe


                                      /s/ WILLIAM H. GALLAGHER
                                      -------------------------------
                                      William H. Gallagher




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